December 7, 2012

VIA EDGAR AND FEDERAL EXPRESS

Ms. Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

RE:                           QVC, Inc.

Registration Statement on Form S-4 filed October 19, 2012

File No. 333-184501

Dear Ms. Ransom:

This letter is provided in response to your letter dated November 16, 2012.  Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.  The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission.  We have included with this letter four (4) additional marked copies of Amendment No. 1 for your convenience.

General

1.                                      Please update your interim financial statements to comply with Rule 3-12 of Regulation S-X.

Response:

We have updated the interim financial statements in Amendment No. 1 to comply with Rule 3-12 of Regulation S-X.

2.                                      We note that you are registering 5.125% Senior Notes due in 2022 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

Simultaneously with the filing of Amendment No. 1 and this response letter, we are also filing by electronic submission the requested supplemental letter.

3.                                      Please revise to update the information, such as the number of your employees and executive officer information, throughout your filing as of a more recent practicable date.

Response:

We have updated the requested information throughout our filing as of September 30, 2012.

Prospectus Cover Page

4.                                      Please revise your prospectus cover page to disclose to following:

•                                    Broker-dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes; and

•                                    Broker-dealers who acquired the original notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

Your disclosure in the last paragraph on page i is insufficient in this regard.

Response:

We have revised the prospectus cover page to disclose this information pertaining to broker-dealers.

Table of contents, page i

5.                                      Please revise the table of contents to include page references for Management’s Discussion and Analysis for June 30, 2012 and December 31, 2011.

Response:

We have revised the table of contents to reference the Management’s Discussion and Analysis for September 30, 2012 and December 31, 2011.

6.                                      Please re-locate the dealer prospectus delivery obligation to the outside back cover page of the prospectus.  Please see Item 502(b) of Regulation S-K.

Response:

We have re-located the dealer prospectus delivery obligation to the outside back cover page of the prospectus.

Industry and market data, page iv

7.                                      We note your statement regarding the market and industry data in your prospectus that “we cannot assure [investors] of the accuracy and completeness of the data.”  Please delete this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response:

We have deleted the language that “we cannot assure [investors] of the accuracy and completeness of the data” from our statement regarding the market and industry data in our prospectus.

Prospectus summary, page 1

Liberty relationship, page 2

8.                                      Please revise this section to clearly state the total dividends paid to Liberty during the nine months ended September 30, 2012 and the last three fiscal years.

Response:

We have revised the description of our relationship with Liberty Interactive Corporation (“Liberty”) in the prospectus summary to include information about the total dividends paid to Liberty during the nine months ended September 30, 2012 and the last three fiscal years.

9.                                      Please revise this section to describe in more detail the risks to noteholders associated with your relationship with Liberty.  For example, please revise this section to disclose the following:

•                                          your sole shareholder and director is Liberty QVC Holdings, LLC which is also an indirect wholly owned subsidiary of Liberty and that, as a result, Liberty controls all aspects of your management, including the approval of significant corporate transactions such as a change of control;

•                                          Liberty could cause you to enter into transactions or agreements of which the noteholders might not approve or make decisions with which the noteholders may disagree;

•                                          Liberty’s dependence on your cash flow for servicing its debt and other purposes outlined in the last risk factor on page 25; and

•                                          your CEO was an NEO and is a current director of Liberty.

Response:

We have revised the description of our relationship with Liberty in the prospectus summary and on pages 2-3 and 27 of Amendment No. 1 to provide additional detail on the risks to noteholders associated with our relationship with Liberty.

The exchange offer, page 4

Expiration date, page 4

10.                               As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

Response:

We will hold the exchange offer open through 5:00 p.m. on the twenty-first full business day following the commencement of the exchange offer, and we therefore confirm that the exchange offer will be open at least through midnight on the twentieth full business day following the commencement of the exchange offer.

11.                               Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

We confirm that we will include the expiration date in the final prospectus disseminated to security holders and filed in accordance with the applicable provisions of Rule 424.

Procedures for tendering original notes, page 5

12.                               Please modify the first bullet point in this section, and elsewhere such as on page 47, to state that the exchange notes are being acquired in the ordinary course of business of both the holder and any beneficial owner.

Response:

We have revised the applicable descriptions of the procedures for tendering original notes to provide that the tendering noteholder will confirm that the exchange notes are being acquired in the ordinary course of business of both the holder and any beneficial owner of the exchange notes. We have also made conforming changes to the letter of transmittal to address this point.

Risk factors, page 16

Risks related to our business, page 16

13.                               Given your operations in Germany and Italy as well as your global e-commerce operations, please enhance your disclosure to discuss the current weakening of the European economy and its potential impact on your financial condition.  Your disclosure in the first risk factor on pages 16 and 22 is insufficient in this regard.

Response:

We have revised our risk factor disclosures on pages 17, 24 and F-3 of Amendment No. 1 to discuss the current weakening of the European economy and its potential impact on our financial condition.

Risks relating the collateral, page 34

There could be circumstances in which certain guarantees are released automatically, without your consent or the consent of the trustee, page 36

14.                               We note your disclosure in Note (13) on page F-27 and in Note (19) on page F-80 that the guarantees are “full and unconditional.”  With a view to understanding how the guarantees satisfy the requirements of Item 3-10 of Regulation S-X and, specifically, how such guarantees constitute “full and unconditional” guarantees, please provide us with your analysis regarding the release of a subsidiary guarantor as you describe in the last sentence of this risk factor.  In this regard, we note Sections 5.01 and 10.04 in the Indenture filed as Exhibit 4.1 as well as your disclosure describing these provisions on pages 98-99 and 115-17.  We refer you to Sections 2510.4 and 2510.5 of the Financial Reporting Manual located at our web-site www.sec.gov for additional guidance.

Response:

Upon reviewing the Staff’s comment, we respectfully submit that the subsidiary guarantees are “full and unconditional” as that term is defined in Section 2510.4 of the Financial Reporting Manual and other SEC guidance and satisfy the requirements of Item 3-10 of Regulation S-X.  The circumstances under which the subsidiary guarantees may be released are customary for these types of notes and consistent with the list of acceptable circumstances under which guarantees may be released in Section 2510.5 of the Financial Reporting Manual.  Please find below a more detailed analysis on why such guarantees are “full and unconditional” and satisfy the requirements of Item 3-10 of Regulation S-X.

Pursuant to the terms of the indenture, a subsidiary guarantee may only be released in the following circumstances:

•                  In the event of dissolution of the applicable subsidiary guarantor.  We believe this is a customary circumstance under which a guarantee may be released and does not impact the “full and unconditional” nature of a guarantee.  This condition is substantially the same as the first bullet point in Section 2510.5 of the Financial Reporting Manual, which provides that the sale of the subsidiary or all of its assets is a customary circumstance.  Such a sale of assets is frequently accompanied by the dissolution of the entity.  It should also be pointed out that if this event were to occur, then as of the date hereof, either we or another guarantor would own the assets of the dissolving guarantor and, as a result, such assets would be owned by an entity that is either primarily liable or is a guarantor of the notes.

•                  The applicable subsidiary guarantor becomes an “Unrestricted Subsidiary” or otherwise ceases to be a “Restricted Subsidiary.”  This is the same as the second bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•                  The applicable subsidiary guarantor’s guarantee of our senior secured credit facility or other senior indebtedness is released. This is the same as the third bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

Please also note that pursuant to the subsidiary guarantees, the subsidiary guarantors are obligated to make the scheduled payments immediately in the event that we fail to make such payments. Furthermore, except for the aforementioned circumstances under which a guarantee may be released, no subsidiary guarantor has the right to unilaterally terminate its guarantee of any guaranteed obligation.  Accordingly, we respectfully submit that the subsidiary guarantees are “full and unconditional” as that term is defined in Section 2510.4 of the Financial Reporting Manual and other SEC guidance.

The exchange offer, page 40

Terms of the exchange offer, page 43

15.                               Please revise the last sentence of the fourth paragraph on page 44 to state the issuer will issue the new notes promptly after expiration rather than after acceptance.  Please see Exchange Act Rule 14e-1(c).

Response:

We have revised the terms of the exchange offer disclosure to state that we will issue the new notes promptly after the expiration of the exchange offer.

Business, page 53

16.                               Please revise this section to provide the information required by Item 101(a), (b) and (d) of Regulation S-K.

Response:

We have revised our business description on page 55 of Amendment No. 1 to provide additional information on the development of QVC’s business.  We have also revised our business description on page 57 of Amendment No. 1 to provide a cross reference to the financial information about our five reportable operating segments that is set forth in our financial statements and related management’s discussion and analysis of financial condition and results of operations.  Such a cross-reference is specifically permitted pursuant to Items 101(b) and 101(d)(2) of Regulation S-K.  Please note that our five reportable operating segments correspond to the geographic areas in which the Company has operations, meaning that the single cross-reference is responsive to both Item 101(b) and (d) of Regulation S-K.

Merchandise, page 56

17.                               Please revise the second paragraph of this section to include the percentage of consolidated gross revenue contributed by your home, accessories, apparel and jewelry products for the year ended December 31, 2009.  Please see Item 101(c)(1)(i) of Regulation S-K.

Response:

We have revised our merchandise section to include the percentage of consolidated gross revenue contributed by our home, accessories, apparel and jewelry products for the year ended December 31, 2009.

Distribution, page 57

18.                               We note the last sentence of the first paragraph in this section.  To the extent material, please enhance your disclosure in the first risk factor on page 19 to discuss any material risks associated with some of your transponder service agreements expiring in 2012 and 2013.

Response:

We have enhanced and updated our transmission risk factor on page 20 and business description on page 58 of Amendment No. 1 to discuss risks specifically related to the expiration of certain of our transponder service agreements in 2013. As of September 30, 2012, there were no transponder service agreements expiring for the remainder of 2012.

Competition, page 59

19.                               We note your statement that HSN is one of your two closest competitors.  In an appropriate place in your filing, please revise to acknowledge and discuss any potential conflicts of interest that may occur given that Liberty holds an ownership interest in HSN, Inc.

Response:

We have revised the competition section on page 61 of Amendment No. 1 to acknowledge that Liberty holds a 36% ownership interest in HSN as of September 30, 2012.  However, we respectfully submit to the Staff that Liberty’s ownership interest in HSN does not present any conflicts of interest that would be material to QVC or its noteholders.  Liberty maintains an investment in HSN that it accounts for utilizing the equity method.  Liberty is not able to cause HSN to act in a manner that it deems desirable, as Liberty does not have any right to manage the business or affairs of HSN.  Liberty does have a contractual right for so long as it beneficially owns securities of HSN representing at least 20% of the total voting power of HSN’s equity securities, to nominate up to 20% of the directors serving on the HSN Board of Directors (rounded up to the nearest whole number). Any individual nominated by Liberty must be reasonably acceptable to a majority of the directors on HSN’s Board of Directors who were not nominated by Liberty. Under this arrangement, Liberty has nominated two members of the nine person HSN Board of Directors.  While such board representation may enable Liberty to exercise influence over the management or policies of HSN, such representation will not enable Liberty to cause any actions to be taken on behalf of HSN.  Due to such inability to affirmatively cause HSN to take any actions, we do not believe that Liberty’s ownership interest in HSN presents any conflicts of interest that would be material to QVC or its noteholders.

Intellectual property, page 62

20.                               We note the last risk factor on page 21.  Please provide the information required by Item 101(c)(1)(iv) of Regulation S-K or tell us why you believe this is unnecessary.

Response:

Domestically, QVC has registered trademarks and service marks for a variety of items including, but not limited to our brand name, QVC and Quality Value Convenience,  the Q QVC Ribbon Logo and our proprietary products sold such as Arte D’Oro, Cook’s Essentials, Denim & Co. Diamonique, Northern Nights and Ultrafine Silver.  Similarly, foreign registrations have been obtained for many trademarks and service marks for our brand name and propriety products including, but not limited to, QVC, the Q QVC Ribbon Logo Breezies, Denim & Co. Diamonique, and Northern Nights.  We consider the service mark for the QVC name the most significant trademark, service mark or copyright that we hold because of its impact on market awareness in all of our markets and on customers’ identification with us.  As with all trademarks and service marks, the QVC service mark registration is for a ten year period and can be renewed beyond that date.  We also respectfully submit that we do not have any patents or intellectual property licenses that would be material to our business taken as a whole that would require disclosure pursuant to Item 101(c)(1)(iv).  We have revised our intellectual property disclosure on pages 63-64 of Amendment No. 1 to reflect the duration of our QVC service mark.

21.                               Please revise to provide the information required by Item 403 of Regulation S-K or tell us where this disclosure is located.  Please see Item 19(b) and (a)(5) of Form S-4.

Response:

We have included a new “Security Ownership” section in Amendment No. 1 to provide the information required by Item 403 of Regulation S-K.

Executive compensation, page 66

22.                               Please file each of your employment agreements with your NEOs as an exhibit to this registration statement.  Please see Item 601(b)(10) of Regulation S-K.

Response:

We did not file our employment agreements with our NEOs as exhibits to our registration statement in reliance on Item 601(b)(10)(iii)(C)(6) of Regulation S-K, because (i) QVC is a wholly owned subsidiary of Liberty, which has a class of securities registered pursuant to Section 12 and files reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, and (ii) QVC is registering debt securities on a Form S-4, which includes Form S-1 level disclosure.  Our ability to use this exemption was confirmed on a “no-names” basis with the Division of Corporation Finance prior to filing our Form S-4.

Compensation discussion and analysis, page 66

23.                               We note your statement on page 67 that you “target median levels of compensation.”  We further note your disclosure on page 68 that “[i]n designing the compensation packages for [y]our named executive officers” you “considered and used as a guide” a “reference set” to ensure “that [y]our named executive officers receive competitive compensation packages.”  Please clarify how you used the reference set in determining compensation for your named executive officers.  In your revised disclosure, please clarify:

•                  whether this reference set was used either wholly or in part to base, justify or provide a framework for a compensation decision; or

•                  whether this reference set was reviewed or considered for a more general purpose, such as to obtain a general understanding of current compensation practices.

To the extent your reference set was used for purposes of the first bullet point above, please identify the component companies of your reference set.  Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:

We have revised the disclosure to clarify how the survey data is used in determining compensation for our named executive officers.  This data is reviewed and considered for general purposes, including to obtain a general understanding of current compensation practices.  It is not used wholly or in part to base, justify or provide a framework for compensation decisions.

Elements of 2011 executive compensation, page 68

Equity incentive compensation, page 71

24.                               Please clarify how the amount for Mr. George’s March 2011 option award was determined and how this award took into account his service at both QVC, Inc. and Liberty.  Please see Item 402(b)(1)(v) of Regulation S-K.

Response:

We have revised the disclosure to clarify how the amount of Mr. George’s March 2011 option award was determined and that the award took into account his direct service as our CEO and his indirect service to then-Liberty Media Corporation (our parent company at the time such grant was made) by virtue of his position at QVC, which was Liberty Media Corporation’s then-largest operating subsidiary.

Certain U.S. federal income and estate tax consequences, page 150

25.                               Please remove the term “certain” in the heading of this section as well as in all cross references to this section such as in Exhibit 8.1.  Please see Section III.C.1 of Staff Legal Bulletin No. 19.

Response:

We have removed the term “certain” in the heading of this section and in all cross references to this section in Amendment No. 1 and the exhibits thereto.

26.                               We note your disclosure in this section as well as Exhibit 8.1 of your filing.  Please revise the last sentence of the second paragraph of this section to clearly state that the disclosure in this section is the opinion of Sherman & Howard LLC.  Please see Section III.B.2 of Staff Legal Bulletin No. 19.

Response:

We have revised this section to reflect that the disclosure is the opinion of Sherman & Howard L.L.C. We have also revised Exhibit 8.1 to expand the scope of the opinion to cover all of the disclosure in this section.

27.                               Please revise this section to:

•                  clearly identify each material tax consequence being opined upon;

•                  set forth counsel’s opinion as to each identified tax item; and

•                  set forth the basis for the opinion.

Please see Section III.C.1 of Staff Legal Bulletin No. 19.

Response:

We have revised this section to identify each material tax consequence being opined upon, to set forth counsel’s opinion as to each identified tax item and to set forth the basis for the opinion.

28.                               Please revise the last paragraph on page 155 to remove the statement that this discussion is “for general information only.”  Please see Section III.D.1 of Staff Legal Bulletin No. 19.

Response:

We have revised this section to remove the statement that the discussion is “for general information only.”

Management’s discussion and analysis of financial condition and results of operations — June 30, 2012, page F-2

29.                               Please enhance your disclosure in your Management’s Discussion and Analysis to discuss current trends in the weakening European economy and the impact this may have on your liquidity, results of operations, financial condition and plans for international expansion.  Please see Item 303(a) of Regulation S-K.

Response:

We have enhanced our disclosure in our Management’s Discussion and Analysis to discuss current trends in the weakening European economy and the impact this may have on our liquidity, results of operations, financial condition and plans for international expansion.

Results of operations, page F-3

30.                               Please revise your results of operations disclosures to discuss the changes in your statement of operations line items on a segmental basis.  Ensure that your discussion includes an analysis of items not allocated to your segments.  Alternatively, you may provide a detailed explanation as to why providing this segmental data is not material to an understanding of consolidated information.  We may have further comments based on your response.  See Section III.B.2 of SEC Release No 33-8350 and Section III.F.1 of SEC Release No. 33-6835.

Response:

Each of QVC’s operating segments is very similar in nature with the same expense classification by statement of operations line items, but varies greatly by size.  As a result, the QVC-U.S. segment is often the most significant driver of the variances on a consolidated basis.  When a change on the statement of line items is materially driven by another segment, we have highlighted the individual business segment as a driver of the change.  We believe providing additional individual statement of line item explanations for five individual segments would burden readers and act as an obstacle in identifying and understanding the consolidated financial statements.  As an example, the largest single variance impacting operating and selling, general administrative expenses for the years ended December 31, 2011 and 2012 was related to the $33 million impact of the amended agreement with GE Capital Retail Bank in the QVC-U.S. operating segment, which was disclosed.  Even though this was the largest single variance, it was still less than 3% of December 31, 2011 consolidated operating income.  Additionally, the largest single variance impacting operating and selling, general administrative expenses for the three and nine month periods ended September 31, 2012 and 2011 was related to a $32 million increase in personnel expenses, which was disclosed.  Again, although this was the largest single variance for these other periods, it was still less than 3% of September 30, 2012 consolidated operating income.

We have further clarified the reasons underlying the variances period-over-period, including appropriate management analysis, on a segmental basis. With these updates, we believe we have disclosed the most important information, which is most prominent in presentation and segmentation, and have discussed the reasons underlying the variances period-over-period in understanding the consolidated statement of operations line items without overburdening the reader.

31.                               Please revise your gross profit analyses on pages F-5 and F-40 to describe in greater detail the reasons for movements in your gross profit percentages.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

We have further clarified the reasons underlying the variances period-over-period, including appropriate management analysis, on a segmental basis.

Additionally, we believe we have discussed the most material factors in our gross profit analyses in consideration of the relatively insignificant movements in gross profit percentages for the periods presented.  For example, QVC’s gross profit percentage increased only 0.3% and 0.4% for the years ended December 31, 2011 and 2010, respectively, compared to the corresponding previous years.  For the three and nine months ended September 30, 2012, gross profit percentage increased only 0.6% and 0.3%, respectively, compared to the corresponding prior year periods.  We believe our current disclosures exclude immaterial detail that is not required and does not promote an understanding of QVC’s overall financial condition and operating performance.

To the extent that additional material factors impact future period gross profit analyses by segment, we will include such information.

Financial Position, liquidity and capital resources, page F-43

32.                               Your disclosures on pages F-44 and F-79 indicate that you made dividend payments to your parent, Liberty Interactive Corporation (“Liberty”), of $205 million during fiscal year 2011 and $1.7 billion during the current fiscal year.  Please revise your disclosures to provide greater insight regarding your dividend policy with Liberty, including the regularity of your dividend payments, how those amounts are determined, and the nature of any dividend restrictions.  As noted in Item 303(a)(1) of Regulation S-K, your liquidity disclosures should identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way.  Your disclosures should also provide information about the quality of, and potential variability of, your cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response:

There are no restrictions under the indenture for the exchange notes on QVC’s ability to pay dividends or make other restricted payments if QVC is not in default on its senior secured notes and QVC’s consolidated leverage ratio (as defined under “Description of notes”) would be no greater than 3.50 to 1.0 (under QVC’s senior secured credit facility, this ratio is 3.25 to 1.0 as of September 30, 2012).  As a result, Liberty will, in many instances, be permitted to rely on QVC’s cash flow for servicing Liberty’s debt and for other purposes, including payments of dividends on Liberty’s capital stock, if declared, or to fund acquisitions or other operational requirements of Liberty and its subsidiaries.  These events may deplete QVC’s retained earnings or require QVC to borrow under the senior secured credit facility, increasing QVC’s leverage and decreasing liquidity.  QVC has made significant distributions to Liberty in the past.

We have revised our December 31, 2011 and September 30, 2012 disclosures to include the addition of the above information.

Critical accounting estimates, page F-47

Long-lived assets, page F-47

33.                               We note that goodwill represents approximately 40% of your total assets as of June 30, 2012.  Please disclose the amount of goodwill allocated to each reportable segment as required by ASC 350-20-50-1.

Response:

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 were as follows (in millions):

	QVC-	QVC-	QVC-	QVC-	QVC-	QVC-	QVC-
	Domestic	International	U.S.	U.K.	Germany	Japan	Italy	Total
Balance as of December 31, 2009	$4,324	956	—	—	—	—	—	5,280
Distribution of subsidiary to parent and exchange rate fluctuations	(9)	(24)	—	—	—	—	—	(33)
Balance as of December 31, 2010	4,315	932	—	—	—	—	—	5,247
Reallocation and exchange rate fluctuations	(4,315)	(932)	4,169	203	328	393	146	(8)
Balance as of December 31, 2011	$—	—	4,169	203	328	393	146	5,239

As a result of the reorganization of the reporting structure discussed in note 17, goodwill was reallocated among reporting units on the basis of the relative fair values.

We have revised our December 31, 2011 disclosures to include the addition of the above information.

Retail related adjustments and allowances, page F-48

34.                               We note that your inventory obsolescence reserve is calculated as a percentage of your inventory at the end of a reporting period based on various factors.  Please confirm to us that your inventory reserves are relieved through income only when the inventory is sold and not based on changes in management judgment.

Response:

We confirm that our inventory reserves are relieved through income only when the inventory is sold.

Consolidated statements of cash flows, page F-54

35.                               We note your disclosure on page F-62 that you recovered a $501 million noninterest bearing cash deposit maintained with GE Capital Retail Bank upon expiration of a revolving credit card agreement.  Please tell us the specific accounting literature you relied upon to support your conclusion that it was appropriate to reflect recovery of this deposit within operating activities, as opposed to investing activities, on your statements of cash flows.  We may have further comments based on your response.

Response:

Upon entering the amended agreement with GE Capital Retail Bank, QVC recovered its noninterest bearing cash deposit maintained in connection with the prior arrangement in the amount of $501 million.  This deposit had been recorded as a component of accounts receivable and the growth of this deposit had been presented as a reduction of cash flows provided by operating activities.  When we relieved this accounts receivable balance, we considered it appropriate to classify the cash proceeds in operating activities, where all other cash inflows and outflows from accounts receivable are categorized.  In reaching this conclusion, we considered the guidance in ASC 230-10-45-16 and the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments SEC Staff Speech.

We also believe the section of our cash flow related to the effects of changes in working capital items and the disclosure related to this transaction provided in footnote (4) Accounts receivable are sufficient in detail as to the nature of this transaction and cash flow presentation.

36.                               Please tell us the nature of the items included in the “Proceeds from joint ventures and equity investees” line item and explain your basis for concluding that investing activities was an appropriate classification.

Response:

The nature of items in “Proceeds from joint ventures and equity investees” line item on the consolidated statements of cash flows was the result of QVC’s sale of its investment in GSI Commerce (“GSI”) for the year-ended December 31, 2010 as well as dividends received from Time Warner Cable (“TWC”) and cash received from the sale of the TWC investment for the year-ended December 31, 2009.

QVC sold its investment in GSI for $220 million in cash proceeds on February 16, 2010.  QVC owned 9,248,968 shares of GSI (16.78%) and accounted for its investment in GSI as an available-for-sale marketable security, recognizing changes in fair value as a component of other comprehensive income.  We believe our classification of the cash proceeds from this sale in investing activities is consistent with the guidance in ASC 230-10-45-11.

Notes to consolidated financial statements, page F-55

(1) Basis of presentation, page F-55

37.                               We note that you are an indirect wholly-owned subsidiary of Liberty.  Please confirm that your historical statements of operations reflect all of the expenses that your parent incurred on your behalf.  To the extent that any expenses have been allocated to you by your parent, please disclose the allocation method used along with management’s assertion that the method used is reasonable.  Since transactions with related parties are by definition not at arms-length, please disclose management’s estimates of what your expenses would have been on a stand-alone basis, or tell us why such disclosure is not practicable.  Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results.  See Questions 1 and 2 of SAB Topic 1B.

Response:

Other than stock-based compensation for QVC employees and executives that is allocated on the basis of estimated fair value, no material expenses have been allocated to us or incurred for us by our parent, Liberty.

(2) Summary of significant accounting policies, page F-55

(j) Revenue recognition, page F-58

38.                               We note that you record an allowance for returned merchandise at the time revenue is recorded as a percentage of sales based on historical experience.  Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with a related credit to cost of sales.  See ASC 605-15-25-1 and 605-15-45-1.

Response:

We record an allowance for returned merchandise at the time revenue is recorded as a percentage of sales based on historical experience.  The reduction in sales is based on total estimated revenue related to estimated returns with a credit to cost of sales related to inventory.

39.                               You disclose that you generally record revenue on a gross basis.  Please tell us if you recognize any material amounts of revenue on a net basis and, if so, revise your disclosures to discuss your accounting policy.  Tell us if you record the sale of the consigned products you discuss on page 56 on a net basis.

Response:

We confirm that we record no material amounts of revenue, including consigned products, on a net basis as an agent.

(7) Other intangible assets, net, page F-65

40.                               Please tell us the nature of the trademarks recorded on your balance sheet and the factors you considered in determining that they have indefinite lives.  In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trademarks.  See ASC 350-30-35-1 through -5.

Response:

Domestically, QVC owns registered trademarks and service marks for a variety of items including, but not limited to, our brand name, QVC and Quality Value Convenience, the Q QVC Ribbon Logo and our proprietary products sold such as Arte D’Oro, Cook’s Essentials, Denim & Co., Diamonique, Nature’s Code, Northern Nights and Ultrafine Silver.  Similarly, foreign registrations have been obtained for many trademarks and service marks for our brand name and propriety products including, but not limited to, QVC, the Q QVC Ribbon Logo, Breezies, Denim & Co., Diamonique and Northern Nights.

We believe that the remaining useful life of the trademarks and service marks is indefinite based on our consideration of ASC 350-30-35-1 through 5.

•                  The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.  QVC’s trademarks and service marks consist of our brand name and proprietary product brands which will contribute future cash flows for the company beyond the foreseeable future.  The trademarks’ and service marks’ lives continue to be extended as we enter new markets under the QVC brand and sell our proprietary brands in those markets.  In the event that the company decides to discontinue one of these proprietary brands, the useful life will be adjusted.  However, this has not occurred to date nor do we anticipate this to occur in the foreseeable future.

•                  Trademark and service mark registrations are generally valid for a period of 10 years and may be renewed for successive 10 year periods.  It is our opinion that QVC trademarks and service marks will be a viable component of our successful business execution and will be continually renewed at minimal cost.  QVC’s trademarks and service marks have been renewed in the past when they became available for renewal.

•                  These trademarks and service marks are largely internally marketed within the show format and they require relatively limited advertising budgets or other maintenance expenditures to maintain their utility.

•                  Management has not identified any legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trademarks and service marks.

Consequently, it is our opinion that QVC trademarks and service marks will be a viable component of our successful business execution beyond the foreseeable future and will be continually renewed.

(17) Information about QVC’s operating segments, page F -77

41.                               We note that you derive your revenues from multiple product categories.  Please revise your filing to provide the revenue disclosures by product and service group required by ASC 280-10-50-40.  The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements.

Response:

We believe that no additional product category disclosure is required pursuant to ASC 280-10-50-40.  Net revenue amounts by product category are not available from our general purpose financial statements.  We have added a disclosure of this fact in our September 30, 2012 and December 31, 2011 financial statements.

In the Business section, we disclose the mix of our four main product categories as a percent of gross revenue as this is the only manner with which we have data by product category.

Item 22.  Undertakings, page II-13

42.                               Please revise to provide the undertaking required by Item 512(a)(5)(ii) of Regulation S- K.  The undertaking provided in paragraph (4)(i) is insufficient in this regard.

Response:

We have revised the undertakings to provide the undertaking required by Item 512(a)(5)(ii).

Exhibit 5.1

43.                               Please revise the penultimate paragraph on page 3 to specify that the opinion applies to all “Guarantors” and not just the “Guarantor.”

Response:

A revised opinion specifying that the opinion applies to all Guarantors has been filed as Exhibit 5.1 to Amendment No. 1.

Exhibit 5.2

44.                               Please revise the second sentence of paragraph A to delete the word “only.”  Similarly, please revise paragraph C.1 to delete the phrase “[b]ased solely on the guarantor Certificate of Existence.”

Response:

A revised opinion deleting the word “only” and the phrase “[b]ased solely on the guarantor Certificate of Existence” has been filed as Exhibit 5.2 to Amendment No. 1.

45.                               Please revise paragraph C.1 to opine that the corporation is in “valid” existence.  Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

Response:

A revised opinion stating that the corporation is in “valid” existence has been filed as Exhibit 5.2 to Amendment No. 1.

46.                               In the first paragraph on page 3, please revise to delete the word “solely” in the first sentence and to delete the last sentence.  Please see Section II.B.3.d of Staff Legal Bulletin No. 19.

Response:

A revised opinion deleting the word “solely” in the first sentence has been filed as Exhibit 5.2 to Amendment No. 1. The new opinion also revises the reliance language to clarify that any purchaser of Exchange Notes is entitled to rely on the opinion.

Exhibit 5.3

47.                               Please revise opinion paragraph 1 to delete the term “solely.”

Response:

A revised opinion deleting the word “solely” in the paragraph 1 has been filed as Exhibit 5.3 to Amendment No. 1.

48.                               Please delete the third sentence of the last paragraph on page 2.  Please see Section II.B.3.d of Staff Legal Bulletin No. 19.

Response:

A revised opinion deleting the third sentence of the last paragraph on page 2 has been filed as Exhibit 5.3 to Amendment No. 1.

Exhibit 99.1

49.                               Please delete the language in the penultimate paragraph on page 4 of the letter of transmittal requiring the noteholder to acknowledge or certify that he/she has “read” all of the terms of the exchange offer.

Response:

A revised letter of transmittal deleting the certification that the noteholder has “read” all of the terms of the exchange offer has been filed as Exhibit 99.1 to Amendment No. 1.

Please contact the undersigned at (484) 701-1000 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely

QVC, Inc.

By:	/s/ Michael A. George
Michael A. George
President and Chief Executive Officer